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[Letterhead of Commonfund Institutional Funds]


September 19, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Commonfund Institutional Funds - Request for Withdrawal of Post-Effective
    Amendment No. 5 on Form N-1A (File Nos. 333-85415 and 811-09555) Pursuant to Rule 477 under the Securities Act of 1933.

Ladies and Gentleman:

     On March 20, 2002, Commonfund Institutional Funds (the "Company") filed Post Effective Amendment No. 5 to the Company's Registration Statement on Form N-1A for the purpose of introducing two new portfolios: the CIF Growth Opportunities Fund and CIF Value Opportunities Fund (the "Funds"). The Company has determined that it does not wish to pursue the launch of the Funds at this time in light of current market conditions. The Company has not sold any shares of the Funds. Accordingly, pursuant to Rule 477 under the 1933 Act, we request the withdrawal of Post-Effective Amendment No. 5 (File No. 333-85415 and Accession No. 0000950136-02-000745).

     Should you have any questions or comments, please do not hesitate to call Lusine Moshkounian at 215.963.5459.


Sincerely,

/s/ Robert L. Bovinette

Robert L. Bovinette
President and Director

Cc:      Rob Phay
         Tom Harman
         Tim Levin